Exhibit 19

POLICY PROHIBITING INSIDER TRADING

I.	INTRODUCTION

In the course of performing your duties as a director, officer, or other team member of Foot Locker, Inc., including its subsidiaries (the “Company”), you may have access to “material nonpublic” information about the Company and other organizations, including vendors and competitors. The U.S. securities laws prohibit you from engaging in any transaction in the Company’s or other corporation’s securities while you are aware of material nonpublic information concerning that corporation or to disclose (or “tip”) material nonpublic information to others (called “tippees”) who then trade on that information. Insider trading violators are subject to prosecution and severe punishment.

This Policy Prohibiting Insider Trading (this “Policy”) applies to all of the Company’s directors and team members. This Policy is intended to promote compliance with the U.S. securities laws and protect the Company and you from the serious liabilities and penalties that could result from violation of these laws.

For purposes of this Policy, references to “trading” and “transactions” include purchases and sales of stocks, bonds, debentures, options, puts, calls, and other securities, as well as sales of stock you acquire by exercising stock options, and other trades you may make pursuant to an investment direction under the Foot Locker 401(k) Plan.

II.	STATEMENT OF POLICY

No director, officer, or other team member of the Company who is aware of material nonpublic information about the Company may, directly or through family members or other persons or entities, (a) buy or sell the Company’s securities, (b) engage in any other action to take advantage of that information, or (c) disclose that information to others outside the Company, including family members and friends, or suggest that anyone purchase or sell any of the Company’s securities.

This Policy also includes organizations other than the Company, including vendors and competitors, where you are aware of material nonpublic information about that organization.

No director, officer, or other team member of the Company may use material nonpublic information about the Company, its vendors, suppliers, and other business partners for personal gain, such as disclosing information about the Company or these other organizations to third parties. Directors, officers, and other team members of the Company may not participate in so-called “expert network” firms that relate to the retail or athletic footwear and apparel industries. As used in this Policy, expert network refers to firms that connect their clients – principally hedge funds and other institutional investors – with persons who have special expertise in their clients’ areas of interest.

There is no exception to this Policy for small transactions or those that seem necessary or justifiable for independent reasons, such as the need to raise money to pay taxes or tuition. Transactions outside of the United States, as well as securities of non-U.S. companies, are also covered by this Policy.

III.	MATERIAL NONPUBLIC INFORMATION

“Material” information is information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. Examples of information that ordinarily would be considered material include materially higher or lower than expected sales or earnings results; the pending acquisition or disposition of a substantial business; projections of future earnings or losses, or other earnings guidance; financings, restructurings, or public or private debt or equity offerings; significant changes in business strategies; a change in dividend policy; senior management changes; and the gain or loss of a significant vendor.

“Nonpublic” information is information that is not generally known or available to the public. All nonpublic information about the Company should be treated confidentially. We consider information about the Company to be available to the public only when it has been disclosed broadly by appropriate methods, such as a press release or a filing with the U.S. Securities and Exchange Commission (the “SEC”), and the investing public has had sufficient time to absorb and evaluate the information. As a general rule, you should consider information to be nonpublic until one business day after public disclosure.

IV.	TRANSACTIONS BY FAMILY MEMBERS

The Policy also applies to your family members who reside with you and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade). You are responsible for compliance with this Policy by these persons. The SEC and federal prosecutors may presume that trading by family members (including children away at school) is based on information you supplied and treat their transactions as if you had traded yourself.

V.	TRADING “WINDOWS” AND PRECLEARANCE REQUIREMENT

Directors and Corporate Officers: You may not engage in any transaction involving the Company’s securities without first pre-clearing the transaction with the General Counsel’s Office. Further, you may only trade in the Company’s securities during the window period that begins one business day after the Company releases year-end or quarterly earnings and ends two weeks before the end of the quarter (the “Trading Window”), unless advised of a shorter Trading Window by the General Counsel’s Office. In general, however, the optimal time for you to trade in the Company’s stock from a securities law standpoint would be during the ten business-day period that begins one business day after earnings are released. Please note that even during the Trading Window you may not initiate a trade in the Company’s securities if you are aware of material nonpublic information about the Company.

Other Restricted Persons: All senior members of the operating, merchant, accounting, finance, legal, human resources, corporate development, investor relations, and corporate communications departments, as well as any other team members in a role that makes it likely they will have involvement with material non-public information (“Other Restricted Persons”) must exercise greater diligence to comply with insider trading prohibitions. The General Counsel’s Office may notify you if you are considered an Other Restricted Person under this Policy. Other Restricted Persons may only trade in the Company’s securities during the Trading Window, unless advised of a shorter Trading Window by the General Counsel’s Office. In general, however, the optimal time for you to trade in the Company’s stock from a securities law standpoint would be during the ten business-day period that begins one business day after earnings are released. Please note that even during the Trading Window you may not initiate a trade in the Company’s securities if you are aware of material nonpublic information about the Company.

All Team Members: No stock option exercises in which the underlying shares will be sold are permitted during the period from the end of each quarter to one business day following the issuance of the quarterly earnings release. In addition, from time to time, the Company, through the General Counsel’s Office, may restrict trading in the Company’s securities (including to specified team members because of their involvement with a project involving material nonpublic information) due to material nonpublic information. In that event, the General Counsel’s Office may notify particular groups or individuals that they should not engage in any transactions involving the Company’s securities and should not disclose to others the fact that the trading window has been closed.

Post-Termination Restriction: Following termination of employment or service on the Board, directors, corporate officers, and Other Restricted Persons shall continue to be subject to the insider trading restrictions on the Company’s stock for a period of 90 days, or for such longer period of time reasonably determined by the Company that the insider is in possession of material non-public information about the Company.

VI.	PUBLICLY-TRADED OPTIONS AND HEDGING

Directors, officers, and Other Restricted Persons may never (1) engage in transactions involving publicly-traded options that relate to the Company’s securities, or (2) purchase financial instruments (e.g.,  prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset a decrease in the market value of securities either granted to the director, officer, or Other Restricted Person as part of their compensation or otherwise held, directly or indirectly, by the director, officer, or Other Restricted Person.

No team member may engage in these types of transactions while aware of material nonpublic information about the Company.

VII.	MARGIN ACCOUNTS AND PLEDGES OF STOCK

You should be aware that securities held in a margin account may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when you are aware of material nonpublic information or are otherwise not permitted to trade in the Company’s securities, you should be particularly careful in holding Company securities in a margin account or pledging Company securities as collateral for a loan. The sale of Company stock in a margin account or held as collateral for a loan, at times other than those permitted by this Policy, even if involuntary, would violate this Policy and may violate U.S. securities laws.

VIII.	POST-TERMINATION TRANSACTIONS

This Policy may continue to apply to your transactions in the Company’s securities even after your service with the Company terminates. If you are in possession of material nonpublic information when your service terminates, you may not trade in the Company’s securities until that information has become public or is no longer material.

IX.	SECTION 16 REPORTING REQUIREMENTS

Directors and executive officers of Foot Locker, Inc. are required to report their transactions in the Company’s securities with the SEC within two business days after the transaction. Therefore, in addition to the pre-clearance and trading window procedures provided under this Policy, directors and executive officers are required to confirm the details of their pre-cleared transactions in the Company’s securities by providing the information to the General Counsel’s Office by the close of business on the same day that the transactions occurs so that the appropriate form can be prepared and timely filed with the SEC. In order to facilitate filing of Section 16 reports, the Company also requests that directors and executive officers provide the Company’s Secretary with a power of attorney for this purpose.

X.	SANCTIONS AND PENALTIES

The consequences of an insider trading violation can be severe. For example, under U.S. securities laws, individuals may be subject to imprisonment for up to 20 years, criminal fines of up to $5 million, and civil fines of up to three times the profit gained or loss avoided. Also, team members who fail to comply with this Policy may be subject to Company-imposed sanctions, including immediate termination for cause.

If you disclose material nonpublic information to a person who then trades on the information, you will be subject to the same penalties as the tippee, even if you do not trade and do not profit from the tippee’s trading.

XI.	RULE 10b5-1 PLANS

There is a procedure under Rule 10b5-1 adopted by the SEC that allows an individual to establish an automatic trading plan (e.g., purchases or sales of stock at pre-determined prices and/or pre-determined times) that may result in trades taking place when they would otherwise not be permitted under this Policy. Trading plans under this rule must be approved by the General Counsel and also meet the SEC’s stringent requirements and may be subject to public filing.

Any director or corporate officer who wishes to implement a trading plan must comply with the following procedures:

●	Trading plans may only be entered into during a Trading Window and when the insider is otherwise not in possession of material non-public information regarding the Company.

●	All trading plans must be pre-cleared with the General Counsel’s Office.

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Trading may commence only upon the later of: (1) 90 days following trading plan’s adoption or modification; or (2) two business days following the disclosure in a periodic report of the Company’s financial results for the fiscal quarter in which the trading plan was adopted or modified (but not to exceed 120 days following plan adoption or modification).

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In the event the insider terminates a trading plan prior to expiration by its terms, the insider shall not be permitted to enter into a new trading plan during the 90-day period following termination of the original plan.

●	Multiple, overlapping plans are not permitted.

Transactions effected pursuant to a trading plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices, and amounts of the contemplated trades, or otherwise establishes a formula for determining the dates, prices, and amounts.

XII.	EFFECTIVE DATE

The effective date of this Policy is January 29, 2023.

XIII.	QUESTIONS

If you have any questions concerning this Policy, please contact the Law Department, as follows:

Jennifer Kraft

Executive Vice President and General Counsel

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Erin Conway

Vice President, Deputy General Counsel and Corporate Secretary

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